# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TANTECH HOLDINGS LTD, CIK 0001588084
CUSIP: G8675X156
Title of class of securities: Common Shares, par value $0.0001 per share
Address of issuer's principal executive offices: NO. 10 CEN SHAN RD, SHUIGE INDTRL ZONE, LISHUI CITY, ZHEJIANG, China (F4), 323000
Date of event which requires filing of this statement: 04/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001851416

## Reporting persons
- Streeterville Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 71,185; shared voting power 0; sole dispositive power 71,185; shared dispositive power 0; aggregate amount beneficially owned 71,185 (8.4% of the class)
  Comment: Based on 851,493 shares outstanding as of October 11, 2024.
- Streeterville Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 71,185; shared voting power 0; sole dispositive power 71,185; shared dispositive power 0; aggregate amount beneficially owned 71,185 (8.4% of the class)
  Comment: Based on 851,493 shares outstanding as of October 11, 2024.
- John M Fife: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 71,185; shared voting power 0; sole dispositive power 71,185; shared dispositive power 0; aggregate amount beneficially owned 71,185 (8.4% of the class)
  Comment: Based on 851,493 shares outstanding as of October 11, 2024.

## Item 1. Issuer
Name of issuer: TANTECH HOLDINGS LTD
Address of issuer's principal executive offices: NO. 10 CEN SHAN RD, SHUIGE INDTRL ZONE, LISHUI CITY, ZHEJIANG, CHINA, 323000

## Item 2. Person Filing
Name of person filing:
This report is filed by Streeterville Capital LLC, Streeterville Management
LLC, and John M. Fife with respect to the shares of Common Shares, $0.0001 par value per share, of the Issuer that are directly beneficially owned by
Streeterville Capital LLC and indirectly beneficially owned by the other reporting and filing persons.
Address of principal business office or, if none, residence:
303 East Wacker Drive, Suite 1040,
Chicago, IL 60601
Citizenship:
Streeterville Capital LLC is a Utah limited liability company.
Streeterville Management LLC is a Utah limited liability company.
John M. Fife is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 71,185
Percent of class: 8.4%
Sole power to vote or to direct the vote: 71,185
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 71,185
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Streeterville Capital LLC: John Fife, President (04/21/2025)
- Streeterville Management, LLC: John Fife, President (04/21/2025)
- John M Fife: John Fife, John Fife (04/21/2025)